January 19, 2023

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of Putnam ETF Trust, under the Exchange Act of 1934:

- Putnam ESG Core Bond ETF
- Putnam ESG High Yield ETF
- Putnam ESG Ultra Short ETF
- Putnam PanAgora ESG Emerging Markets Equity ETF
- Putnam PanAgora ESG International Equity ETF

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com